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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's circular with respect to its disposal of 70% interest in China National United Oil Corporation.


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



                        (PETROCHINA COMPANY LIMITED LOGO)
                           PETROCHINA COMPANY LIMITED
      (a joint stock company incorporated in the People's Republic of China with limited liability)

                                (Stock Code: 857)

                              CONNECTED TRANSACTION

                  Disposal of 70% interest in China United Oil

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The Board wishes to announce that the Company entered into the Equity Transfer
Agreement with CNPC on 18 March 2007, pursuant to which, the Company will dispose 70% of the equity interests in China United Oil to CNPC for a cash consideration of approximately RMB1.01 billion.

As CNPC is a connected person of the Company and the highest applicable percentage ratio exceeds 2.5%, the disposal constitutes a connected transaction of the Company subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

A circular containing, among other things, details of the Disposal, a letter from the independent financial adviser, a recommendation by the Independent Board Committee and a notice convening the annual general meeting of the Company to approve, inter alia, the Disposal will be despatched to the Shareholders as soon as practicable.
--------------------------------------------------------------------------------

1.   BACKGROUND INFORMATION AND LISTING RULES IMPLICATION

     On 18 March 2007, the Company entered into the Equity Transfer Agreement with CNPC to dispose, subject to certain pre-conditions as set out below, its entire equity interest in China United Oil, representing 70% of the entire registered capital of China United Oil as at the date of this announcement. Following the Disposal, the Company will cease to hold any equity interest in China United Oil.

     CNPC is a promoter and substantial shareholder of the Company, holding approximately 88.21% of the issued share capital of the Company as at the date of this announcement. CNPC is therefore a connected person of the Company and accordingly the Disposal constitutes a connected transaction under Chapter 14A of the Listing Rules.

     As the highest applicable percentage ratio, being the revenue ratio, has exceeded 2.5%, the Disposal constitutes a connected transaction subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. CNPC and its associates (as defined under the Listing Rules) will be required to abstain from voting in respect of the resolution on the Disposal.

     A Board meeting was convened on 18 March 2007 to approve the Equity Transfer Agreement. The Board approval is condition upon, inter alia, the Independent Shareholders' approval. The Directors, including the independent non-executive directors of the Company, are of the view that the transaction is entered into after arm's length negotiations, the consideration payable by CNPC and the other terms of the Disposal are fair and reasonable and are in the interest of the Shareholders as a whole.

2.   DESCRIPTION OF THE EQUITY TRANSFER AGREEMENT

     Summary

     Date  of  the  Agreement:    18  March  2007

     Parties:                     The  Company  and  CNPC

     Subject  matter:             Disposal  of  70%  of  the  equity interests
                                  in China United Oil by the Company to CNPC

     Consideration:               approximately  RMB1.01  billion

     Condition  Precedent:        Completion  of  the  Equity  Transfer
                                  Agreement  is  subject to,  among  others:

                                  (i)   approvals from SASAC and other
                                        regulatory authorities;

                                  (ii)  approval  from  the  Independent
                                        Shareholders;

                                  (iii) requisite  internal  approvals  from
                                        the  relevant authorities  of  CNPC;
                                        and

                                  (iv)  the  representations,  warranties  and
                                        undertakings given by the Company in relation to the Disposal being true, accurate, complete and valid as at the date of completion of the transaction.

     Completion:                  Unless  otherwise  agreed  by  the  parties,
                                  the closing of the Disposal will occur within thirty business days from the date on which all of the conditions as set out above are satisfied. Full payment will be made in cash on the date of completion.

     Basis of Consideration

     The consideration is approximately RMB1.01 billion, which has been determined after arm's length negotiations, with reference to and is approximately equivalent to 70% of the appraisal value of China United Oil as at 31 December 2006 of RMB1.44 billion. The above valuation was conducted based on a cost-base method by Beijing China Enterprise Appraisal Co., Ltd, a PRC qualified asset valuer which is independent of the Group.

     The following financial information was derived from the audited accounts of China United Oil prepared under PRC GAAP.


                                                        Year ended 31 December
                                                           2005           2006
                                                     (RMB$,000)     (RMB$,000)

     Net  profit  (loss)  before  taxes              417,691.04     447,391.95
     Net  profit  (loss)  after  taxes               263,213.16     273,052.37

     The net asset value of China United Oil as of 31 December 2006 was approximately RMB1.275 million, based on which, the Group will be able to recognize a gain of RMB117 million. The net proceeds of the Disposal are intended to be used for further development of the Company's core businesses.

3.   REASONS AND BENEFITS FOR THE CONNECTED TRANSACTION

     Although the Company holds 70% of the equity interests in China United Oil, China United Oil is equity accounted for by the Company as the Company has little or no control over the board and management of China United Oil. The articles of association of China United Oil states that unanimous shareholder approval is required for major corporate actions, including increasing or decreasing its registered share capital, allocation of profits and losses and changing its corporate structure. Furthermore, representatives from the Company and Sinochem must be present for China United Oil to convene any board meeting. As a result, despite holding 70% of the equity interests in China United Oil, the Company has no actual control over the running of China United Oil. As the Company is unable to unilaterally decide on the strategy and direction of China United Oil, China United Oil could in the future potentially grow and develop along a direction that is inconsistent with the Company's overall strategy.

     Furthermore, the Company has gradually been transferring its import and export businesses of crude oil and refined oil to PetroChina International, a wholly-owned subsidiary of the Company incorporated under the laws of PRC in 2002. As the Company is able to exercise total control over PetroChina International, the Company intends to conduct most of its import, export and related international trade businesses through PetroChina International in the future.

     Based on the foregoing, the Directors, including the independent non-executive Directors, are of the view that it is in the interests of the shareholders of the Company that China United Oil is disposed of.

4. GENERAL INFORMATION ABOUT THE PARTIES, CHINA UNITED OIL AND MINORITY SHAREHOLDER OF CHINA UNITED OIL

     (a)  Information regarding the Company

          The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities, including: (i) the exploration, development, production and sale of crude oil and natural gas; (ii) the refining, transportation, storage and marketing of crude oil and petroleum products; (iii) the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products; and (iv) the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

     (b)  Information regarding China United Oil

          China United Oil, a company with limited liability incorporated in the PRC, has the following principal businesses: (i) the import, export and sale of crude oil and refined oil; (ii) approved offshore futures business; (iii) sale of petrochemical products; and (iv) sale of natural gas, naphtha, wax oil, fuel oil and mineral products.

     (c)  Information regarding CNPC

          CNPC, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, is principally engaged in crude oil and natural gas exploration and production business activities outside the PRC and limited petrochemical production and retail of refined oil productions.

     (d)  Information regarding Sinochem

          The other shareholder of China United Oil is Sinochem, which beneficially owns the remaining 30% equity interests in China United Oil as at the date of this announcement.

5.   OTHER INFORMATION

     An Independent Board Committee comprising Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe, was established on 18 March 2007 for the purpose of reviewing and advising Independent Shareholders in respect of the Disposal. ICEA Capital Limited has been appointed as the Independent Financial Adviser.

     A circular containing, among other things, details of the Disposal, a letter from the independent financial adviser, a recommendation by the Independent Board Committee and a notice convening the annual general meeting of the Company to approve, inter alia, the Disposal will be despatched to the Shareholders as soon as practicable.

6.   DEFINITION

     "Board"                      the board of the Directors

     "China United Oil"           (China National United Oil Corporation*),
                                  a company incorporated under the laws of the PRC, which is 70% owned by the Company and 30% owned by Sinochem as at the date of this announcement

     "CNPC" (China National Petroleum Corporation*), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company

     "Directors"                  the directors of the Company

     "Disposal"                   the transaction contemplated under the Equity
                                  Transfer  Agreement

     "Equity Transfer Agreement"  the equity transaction agreement entered into by the Company and CNPC dated 18 March 2007

     "Group"                      the Company and its subsidiaries

     "Independent Board           the independent committee of the Board,
       Committee"                 comprising Messrs Chee-Chen Tung, Liu Hongru
                                  and Franco Bernabe, established on 18 March
                                  2007 for the purpose of reviewing and advising
                                  Independent Shareholders in respect of the transaction contemplated under the Equity
                                  Transfer  Agreement

     "Independent Shareholder(s)" the shareholder(s) of the Company other than CNPC and its associates, as defined under the Listing Rules

     "Listing  Rules"             the Rules Governing the Listing of Securities
                                  on  the  Stock Exchange

     "the  Company"               (Petrochina  Company  Limited*), a joint
                                  stock company limited by shares incorporated in the PRC on 5 November 1999 under laws of the PRC, and listed on the Stock Exchange with American Depository Shares listed on the New York Stock Exchange

     "PetroChina International"   (Petrochina International Co., Ltd*), a wholly
                                  -owned subsidiary of the Company, incorporated under the laws of the PRC

     "PRC"                        the People's Republic of China

     "SASAC" (State-owned Assets Supervision and Administration Commission of the State Council*)

     "Shareholder(s)"             the holder(s) of shares of the Company

     "Sinochem"                   Sinochem Corporation, a state-owned enterprise
                                  incorporated under the laws of the PRC

     "Stock Exchange"             The Stock Exchange of Hong Kong Limited



                                                      By Order of the Board
                                                    PetroChina Company Limited
                                                           Li Huaiqi
                                                      Secretary to the Board

Beijing, PRC, 18 March 2007

As at the date of this announcement, our Chairman is Mr. Chen Geng; our Vice Chairman is Mr. Jiang Jiemin; our Executive Director is Mr. Duan Wende; our Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and our Independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe.

* For identification purposes only.
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: March 19, 2007                                By:    /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary